Exhibit 99.1

Paltalk, Inc. Reports Results for Third Quarter 2024

Awarded $65.7 Million Final Judgment in Trial Against Cisco

Cash Balance of $12.1 Million at September 30, 2024

Jericho, NY - November 12, 2024 (GLOBE NEWSWIRE) -- via NewMediaWire -- Paltalk, Inc. (“Paltalk,” the “Company,” “we,” “our” or “us”) (Nasdaq: PALT), a communications software innovator that powers multimedia social applications, today announced financial and operational results for the third quarter ended September 30, 2024.

Key Financial Highlights Third Quarter Ended September 30, 2024 Compared to Prior Year Period

●	Revenue decreased 23.4% to $2.1 million

●	Subscription revenue decreased 23.9% to $2.0 million

●	Advertising revenue decreased 7.1% to $0.1 million

●	Net loss was $1.5 million compared to a net loss of $0.2 million

●	Adjusted EBITDA[1] loss was $1.4 million compared to Adjusted EBITDA[1] loss of $0.1 million

●	Cash balance decreased $0.7 million from the second quarter of 2024 to $12.1 million

Key Financial Highlights for the Nine Months Ended September 30, 2024 Compared to Prior Year Period

●	Revenue decreased 16.2% to $6.9 million

●	Subscription revenue decreased 17.5% to $6.6 million

●	Advertising revenue increased 31.4% to $0.3 million

●	Net loss was $2.9 million compared to a net loss of $0.8 million

●	Adjusted EBITDA[1] loss was $2.9 million compared to Adjusted EBITDA[1] loss of $0.8 million

●	Net cash used in operating activities increased 58.2% to $1.6 million

●	Deferred revenue decreased 6.0% to $2.0 million as of September 30, 2024 compared to September 30, 2023

●	The Company had $12.1 million in cash and no long-term debt on its balance sheet as of September 30, 2024

[1]	Adjusted EBITDA is a non-GAAP financial measure. Please see the discussion below under the heading “Non-GAAP Financial Measures and Key Metrics” and the reconciliations at the end of this release for additional information concerning this and other non-GAAP financial measures.

Operational Highlights

●	Entered into an Agreement and Plan of Merger (the “Acquisition Agreement”) to acquire Newtek Technology Solutions, Inc. (“NTS”) from NewtekOne, Inc. (“Newtek”), the sole stockholder of NTS, through a two-step merger process. We will pay $4,000,000 in cash to Newtek and will issue to Newtek 4,000,000 shares of a newly created series of our preferred stock (in each case, subject to adjustment as further described in the Acquisition Agreement) (the “Acquisition”). Newtek is also entitled to receive an earn-out payment of up to $5,000,000 based on the achievement of certain cumulative average Adjusted EBITDA thresholds for the 2025 and 2026 fiscal years. As a condition to the closing of the Acquisition, we must effectuate the sale of our “Paltalk” and “Camfrog” applications and all assets and liabilities related to such applications in one or more transactions and cease the operations of our “Tinychat” application.

●	Entered into an Asset Purchase Agreement (the “Divestiture Agreement”) with Meteor Mobile Holdings, Inc. (“Meteor Mobile”), pursuant to which we and our subsidiaries party thereto agreed to sell our telecommunications services provider, “Vumber”, as well as our “Paltalk” and “Camfrog” applications and all assets related to such services provider and applications, other than certain excluded assets (the “Transferred Assets” and such transaction, the “Divestiture”), to Meteor Mobile in exchange for (i) a cash payment of $1,350,000 and (ii) the assumption of all of our liabilities and obligations arising out of or relating to the Transferred Assets on or after the closing of the Divestiture, other than certain excluded liabilities, upon the terms and subject to the conditions set forth in the Divestiture Agreement. Following the Divestiture, we will retain all patents, patent applications, and any rights or causes of action related to such patents and patent applications (including the patent litigation against Cisco). We are also entitled to receive, for the six-month period beginning July 1, 2025 and each subsequent annual period beginning on January 1, 2026, 2027 and 2028, certain cash earnout payments based on a percentage of cash revenue, net of any refunds, received by Meteor Mobile that is attributable to the business of the Transferred Assets.

Business Objectives

As a result of the entry into the Acquisition Agreement and the Divestiture Agreement, our near-term business objectives now include:

●	Consummation of the Acquisition and the Divestiture;

●	Integration of the business of NTS following the closing of the Acquisition;

●	Continuing our efforts to improve user experience with our ManyCam software and optimize features for both consumer and enterprise applications; and

●	Continuing to defend our intellectual property

Management Commentary

Jason Katz, Chairman and CEO of Paltalk, commented, “Our team had a very busy and productive end to the summer, with the signing of a definitive agreement to acquire NTS from Newtek. We also recently announced our entry into a definitive agreement to complete the sale of Vumber and our Paltalk and Camfrog applications. We are in midst of a transformational shift in our business strategy that we believe will enhance stockholder value. Additionally, in our patent infringement litigation against Cisco, we were recently awarded a $65.7 million jury verdict. We will continue to defend our intellectual property against any post-trial proceedings, including any potential appellate proceedings by Cisco.”

Katz, continued, “We expect that the Acquisition, once completed, will have an immediate and meaningful impact on our revenue, since NTS’s revenue in 2023 was approximately three times greater than Paltalk’s 2023 revenue. We look forward to moving towards the closing of the Divestiture and the Acquisition. We have an ample cash balance of $12.1 million as of September 30, 2024, and we are excited to focus our attention on growing the cybersecurity, cloud hosting and technology solutions business.”

Patent Litigation Update – Awarded $65.7 Million Award in August 2024

On July 23, 2021, a wholly owned subsidiary of the Company, Paltalk Holdings, Inc., filed a patent infringement lawsuit (the “Lawsuit”) against WebEx Communications, Inc., Cisco WebEx LLC, and Cisco Systems, Inc. (collectively, “Cisco”), in the U.S. District Court for the Western District of Texas (the “Court”). We alleged that certain of Cisco’s products have infringed U.S. Patent No. 6,683,858, and that we were entitled to damages.

On August 29, 2024, the jury awarded the Company $65.7 million (the “Award”) in a jury verdict in connection with the Lawsuit. On October 8, 2024, an order granting a motion for final judgment was entered into in the Court in connection with the Lawsuit. The final judgment was entered in the Company’s favor in the amount of the Award and started the time for filing any post-trial motions or appeal.

The exact amount of the Award proceeds to be received by the Company will be determined based on a number of factors and will reflect the deduction of significant litigation-related expenses, including legal fees. Consequently, the Company estimates that it would receive no more than one third of the gross proceeds in connection with the Award, subject to post-trial proceedings (including any potential appellate proceedings by Cisco).

Financial Results for Three Months Ended September 30, 2024

●	Revenue for the three months ended September 30, 2024 decreased by 23.4% to $2.1 million, compared to $2.8 million for the three months ended September 30, 2023. This decrease was attributed to a decrease in subscription revenue of 23.9%;

●	Loss from operations for the three months ended September 30, 2024 increased by 333.3%, or $1.3 million, to a loss of $1.7 million, compared to a loss of $0.4 million for the three months ended September 30, 2023. The increase in loss from operations was attributed to a decrease in revenue for the three months ended September 30, 2024, as well as an increase in professional fees of $0.8 million related to the Acquisition and the Divestiture;

●	Net loss for the three months ended September 30, 2024 increased by 731.2%, or $1.3 million, to a net loss of $1.5 million, compared to net loss of $0.2 million for the three months ended September 30, 2023; and

●	Adjusted EBITDA[1] loss for the three months ended September 30, 2024 increased by approximately 1046.2%, or $1.3 million, to an Adjusted EBITDA[1] loss of $1.4 million, compared to Adjusted EBITDA[1] loss of $0.1 million for the three months ended September 30, 2023.

Financial Results for Nine Months Ended September 30, 2024

●	Revenue for the nine months ended September 30, 2024 decreased by 16.2% to $6.9 million, compared to $8.3 million for the nine months ended September 30, 2023. This decrease was attributed to a decrease in subscription revenue of 17.5%;

●	Loss from operations for the nine months ended September 30, 2024 increased by 129.9%, or $2.0 million, to a loss of $3.6 million, compared to a loss of $1.6 million for the nine months ended September 30, 2023. The increase in loss from operations was attributed to a decrease in revenue for the nine months ended September 30, 2024 as well as an increase in professional fees of $1.1 million related to the Acquisition and the Divestiture;

●	Net loss for the nine months ended September 30, 2024 increased by 274.3%, or $2.2 million, to a net loss of $2.9 million, compared to a net loss of $0.8 million for the nine months ended September 30, 2023;

●	Adjusted EBITDA[1] loss for the nine months ended September 30, 2024 increased by approximately 265.1%, or $ 2.1 million, to an Adjusted EBITDA[1] loss of $2.9 million, compared to Adjusted EBITDA[1] loss of $0.8 million for the nine months ended September 30, 2023;

●	Cash and cash equivalents totaled $12.1 million at September 30, 2024, a decrease of $1.5 million compared to $13.6 million at December 31, 2023; and

●	The Company had no long-term debt on its balance sheet at September 30, 2024.

Key Financial and Operating Metrics from Operations:

(in thousands, except for percentages)

	Three Months Ended
	September 30, (unaudited)		Change
	2024	2023	$	%
Subscription revenue	$2,033	$2,673	$(640)	(23.9)%
Advertising revenue	88	95	(7)	(7.1)%
Total revenues	2,121	2,768	(647)	(23.4)%
Loss from operations	(1,688)	(389)	(1,299)	(333.3)%
Net loss	(1,509)	(182)	(1,327)	(731.2)%
Net cash used in operating activities	(780)	16	(796)	(4955.5)%
Adjusted EBITDA (a non-GAAP measure)	$(1,449)	$(127)	$(1,322)	(1046.2)%

	Nine Months Ended
	September 30, (unaudited)		Change
	2024	2023	$	%
Subscription revenue	$6,649	$8,064	$(1,415)	(17.5)%
Advertising revenue	294	224	70	31.4%
Total revenues	6,943	8,288	(1,345)	(16.2)%
Loss from operations	(3,624)	(1,576)	(2,048)	(129.9)%
Net loss	(2,935)	(784)	(2,151)	(274.3)%
Net cash used in operating activities	(1,552)	(981)	(571)	(58.2)%
Adjusted EBITDA (a non-GAAP measure)	$(2,883)	$(790)	$(2,093)	(265.1)%

ABOUT PALTALK, INC. (Nasdaq: PALT)

Paltalk, Inc. is a communications software innovator that powers multimedia social applications. Our product portfolio includes Paltalk and Camfrog, which together host a large collection of video-based communities. Our other products include ManyCam, Tinychat and Vumber. The Company has an over 20-year history of technology innovation and holds 8 patents. For more information, please visit: http://www.paltalk.com.

To be added to our news distribution list, please visit: http://www.paltalk.com/investor-alerts/.

IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND WHERE TO FIND IT

In connection with (i) the issuance of Paltalk’s securities as consideration in the Acquisition (the “Stock Issuance”) and (ii) the Divestiture, Paltalk intends to file preliminary and definitive proxy statements and other materials with the Securities and Exchange Commission (the “SEC”). In addition, Paltalk may also file other relevant documents with the SEC regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement and other relevant documents will be sent or given to Paltalk’s stockholders as of the record date established for voting. Investors and stockholders may also obtain a free copy of the proxy statement (when available) and other documents filed by Paltalk at its website, www.paltalk.com, or at the SEC’s website, www.sec.gov. The proxy statement and other relevant documents may also be obtained for free from Paltalk by directing such request to Paltalk, to the attention of the Investor Relations, 30 Jericho Executive Plaza, Suite 400E Jericho, New York 11753.

PARTICIPANTS IN THE SOLICITATION

Paltalk and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Paltalk’s stockholders in connection with the proposed transactions. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of Paltalk’s directors and executive officers by reading Paltalk’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on October 21, 2024 (the “Annual Meeting Proxy Statement”). To the extent holdings of common stock by Paltalk’s directors and executive officers have changed from the amounts of common stock held by such persons as reflected in Paltalk’s the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and other relevant materials filed with the SEC in connection with the proposed transactions when they become available.

NO OFFER OR SOLICITATION

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, that are based on current expectations, estimates, forecasts and assumptions and are subject to risks and uncertainties. Words such as “anticipate,” “assume,” “began,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements in this press release may include, but are not limited to, statements relating to (i) Paltalk’s future business objectives, (ii) the Acquisition and the Divestiture and their expected timing and closing, including receipt of required approvals, (iii) estimates of future synergies, savings and efficiencies, (iv) expectations regarding Paltalk’s ability to effectively integrate assets and properties it may acquire as a result of the proposed transactions, (v) expectations regarding future investments or divestitures, including the Divestiture, and (vi) expectations of future plans, priorities, focus and benefits of the proposed transactions. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Paltalk, including but not limited to (i) the ability of the parties to consummate the proposed transactions in a timely manner or at all, (ii) satisfaction of the conditions precedent to consummation of the Acquisition and the Divestiture, including the ability to secure required consents and regulatory approvals in a timely manner or at all, and approval by Paltalk’s stockholders of the Stock Issuance and the Divestiture, (iii) the possibility of litigation (including related to the Acquisition and the Divestiture), (iv) Paltalk’s ability to improve, market and promote its ManyCam software, (v) Paltalk’s ability to defend its intellectual property rights and (vi) other risks described in Paltalk’s SEC filings. Paltalk does not undertake and expressly disclaims any obligation to update the forward-looking statements as a result of new information, future events or otherwise, except as required by applicable securities laws. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. More information on potential factors that could affect Paltalk’s financial results will be included in the preliminary and the definitive proxy statements that Paltalk intends to file with the SEC in connection with Paltalk’s solicitation of proxies for the special meeting of Stockholders to be held to approve, among other things, the Stock Issuance and the Divestiture in connection with the proposed transactions.

Investor Contacts:

IR@paltalk.com

ClearThink

nyc@clearthink.capital

917-658-7878

PALTALK, INC.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

	Three Months Ended		Nine Months Ended
	September 30, (unaudited)		September 30, (unaudited)
	2024	2023	2024	2023
Reconciliation of net loss to Adjusted EBITDA:
Net loss	$(1,509,250)	$(181,576)	$(2,935,708)	$(784,245)
Interest income, net	(157,517)	(169,925)	(453,732)	(462,433)
Other income	-	-	(146,269)	(343,045)
Income tax (benefit) expense	(20,767)	(37,915)	(88,076)	13,590
Depreciation and amortization expense	205,584	205,583	616,750	616,750
Stock-based compensation expense	32,569	57,380	124,130	169,691
Adjusted EBITDA	$(1,449,381)	$(126,453)	$(2,882,905)	$(789,692)

Non-GAAP Financial Measures and Key Metrics

The Company has provided in this release Adjusted EBITDA, a non-GAAP financial measure, to supplement the consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Adjusted EBITDA is defined as net loss adjusted to exclude interest (income) expense, net, other (income) expense, net, income tax (benefit) expense, depreciation and amortization expense, and stock-based compensation expense.

Management uses Adjusted EBITDA internally in analyzing the Company’s financial results to assess operational performance and to determine the Company’s future capital requirements. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with GAAP. The Company believes that both management and investors benefit from referring to Adjusted EBITDA in assessing its performance and when planning, forecasting and analyzing future periods. The Company believes Adjusted EBITDA is useful to investors and others to understand and evaluate the Company’s operating results and it allows for a more meaningful comparison between the Company’s performance and that of competitors. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA does not reflect, among other things: cash capital expenditures for assets underlying depreciation and amortization expense that may need to be replaced or for new capital expenditures; interest income, net; other expense, net; income tax expense from continuing operations; our working capital requirements; the potentially dilutive impact of stock-based compensation; and the provision for income taxes. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA along with other financial performance measures, including total revenues, subscription revenue, deferred revenue, net loss, cash and cash equivalents, restricted cash, net cash used in operating activities and our financial results presented in accordance with GAAP.

PALTALK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues:
Subscription revenue	$2,033,324	$2,673,333	$6,649,206	$8,063,992
Advertising revenue	87,910	94,606	294,383	223,966
Total revenues	2,121,234	2,767,939	6,943,589	8,287,958
Costs and expenses:
Cost of revenue	760,166	826,662	2,389,734	2,403,165
Sales and marketing expense	202,876	210,573	585,987	685,953
Product development expense	1,209,326	1,193,430	3,633,247	3,605,652
General and administrative expense	1,636,400	926,690	3,958,406	3,169,321

Total costs and expenses	3,808,768	3,157,355	10,567,374	9,864,091
Loss from operations	(1,687,534)	(389,416)	(3,623,785)	(1,576,133)
Interest income, net	157,517	169,925	453,732	462,433
Other income, net	-	-	146,269	343,045
Loss from operations before provision for income taxes	(1,530,017)	(219,491)	(3,023,784)	(770,655)
Income tax(expense) benefit	20,767	37,915	88,076	(13,590)
Net loss	$(1,509,250)	$(181,576)	$(2,935,708)	$(784,245)

Net loss per share of common stock:
Basic	$(0.16)	$(0.02)	$(0.32)	$(0.09)
Diluted	$(0.16)	$(0.02)	$(0.32)	$(0.09)
Weighted average number of shares of common stock used in calculating net loss per share of common stock:
Basic	9,227,307	9,222,157	9,223,886	9,222,223
Diluted	9,227,307	9,222,157	9,223,886	9,222,223

PALTALK, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2024	2023
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$12,056,085	$13,568,049
Accounts receivable, net of allowances of $13,264 as of September 30, 2024 and $23,326 as of December 31, 2023, respectively	114,856	92,704
Employee retention tax credit receivable, net	114,212	114,212
Prepaid expense and other current assets	868,428	990,634
Total current assets	13,153,581	14,765,599
Operating lease right-of-use assets	95,306	77,005
Goodwill	6,326,250	6,326,250
Intangible assets, net	2,087,727	2,704,477
Other assets	13,937	13,937
Total assets	$21,676,801	$23,887,268

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,426,124	$792,053
Accrued expenses and other current liabilities	213,377	226,120
Operating lease liabilities, current portion	81,645	77,005
Deferred subscription revenue	2,067,220	2,043,362
Total current liabilities	3,788,366	3,138,540
Operating lease liabilities, non-current portion	13,661	-
Deferred tax liability	511,893	614,041
Total liabilities	4,313,920	3,752,581
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value, 25,000,000 shares authorized, 9,864,120 shares issued and 9,236,987 shares outstanding as of September 30, 2024 and 9,222,157 shares outstanding as of December 31, 2023, respectively	9,879	9,864
Treasury stock, 641,963 shares repurchased as of September 30, 2024 and December 31, 2023, respectively	(1,199,337)	(1,199,337)
Additional paid-in capital	36,372,615	36,208,728
Accumulated deficit	(17,820,276)	(14,884,568)
Total stockholders’ equity	17,362,881	20,134,687
Total liabilities and stockholders’ equity	$21,676,801	$23,887,268

PALTALK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(2,935,708)	$(784,245)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Amortization of intangible assets	616,750	616,750
Amortization of operating lease right-of-use assets	62,884	61,454
Credit loss expense	8,794	10,000
Income tax benefit	(14,072)	-
Deferred tax benefit	(88,076)	(18,219)
Stock-based compensation	124,130	169,691
Changes in operating assets and liabilities:
Accounts receivable	(30,946)	(30,925)
Operating lease liability	(62,884)	(61,454)
Prepaid expense and other current assets	122,206	(279,448)
Accounts payable, accrued expenses and other current liabilities	621,328	(493,177)
Employee retention tax credit receivable, net	-	(114,212)
Deferred subscription revenue	23,858	(56,935)
Net cash used in operating activities	(1,551,736)	(980,720)
Cash flows from investing activities:
Payment of contingent consideration	-	(85,000)
Net cash used in investing activities	-	(85,000)
Cash flows from financing activities:
Proceeds from the exercise of employee stock options	39,772	-
Purchase of treasury stock	-	(7,213)
Net cash used in financing activities	39,772	(7,213)
Net decrease in cash and cash equivalents	(1,511,964)	(1,072,933)
Balance of cash and cash equivalents at beginning of period	13,568,049	14,739,933
Balance of cash and cash equivalents at end of period	$12,056,085	$13,667,000
Supplemental disclosure of cash flow information:
Cash paid during the periods:
Interest	$-	$512
Taxes	$9,550	$23,551